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Exhibit 1

Annual Audited Consolidated Financial Statements
and Management's Discussion and Analysis
(Prepared in accordance with Canadian GAAP)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S
DISCUSSION AND ANALYSIS

        Management's Discussion and Analysis should be read in conjunction with the accompanying annual audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are presented in US dollars unless otherwise specified.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

        Agnico-Eagle Mines Limited is an intermediate-sized gold producer centered in one of the mining industry's most favorable political and regulatory environments in the world: Quebec, Canada. In its over 30 year history, Agnico-Eagle has never hedged away increases in the price of gold. Our LaRonde Mine is a proven gold producer with a long reserve life. We have amassed a large land position in one of the most prolific gold producing regions and we have the cash resources and experience to grow reserves and create a multi-mine platform.

        The most important driver of financial performance for Agnico-Eagle is the spot price of gold. As we have never sold gold forward, we are positioned to benefit from rising gold prices. Due to the poly-metallic nature of the LaRonde orebody, spot prices of silver, copper and zinc are also key drivers of financial performance. Since the sale of these byproduct metals is important to both revenue and production costs per ounce, we occasionally implement hedging strategies to mitigate the effects of fluctuating prices. We have never sold gold forward because we believe that low-cost production is the best protection against decreasing gold prices. The US$/C$ exchange rate is an important financial driver to achieving low-cost production as practically all our operating costs are paid in Canadian dollars. As such, we also use hedging strategies to mitigate the impact of fluctuating exchange rates on our per ounce production costs.

        In 2002 and 2003, we have encountered some operational challenges at LaRonde. We fell short of our production targets due to expansion related problems in 2002 and a rock-fall and production drilling challenges in 2003. However, with the expansion now complete and the implementation of a more focused and more conservative mining plan, we believe we have reduced mining risk and are well positioned to profit from higher gold and byproduct metal prices. The production challenges of the past few years have accentuated the risks of reliance on the LaRonde Mine. Our strategy over the next few years will be to reduce our dependence on LaRonde as our sole source of production while still taking advantage of the mine's personnel and infrastructure. Our strategy envisions the development of multiple mines within a short distance of LaRonde with growing reserves and increasing production in one of the most mining friendly areas of the world. With our Lapa property only 7 miles away, and our Goldex property only 35 miles away, and with over 2.8 million ounces of cumulative gold reserves on these properties, we feel we can achieve long term-growth while capitalizing on internal synergies. Our strategy is to capitalize on these opportunities by using the expertise of the LaRonde team, the mine's large processing capacity and the Company's large pool of available tax deductions.

        While regional expansion represents the core of our strategy, we continue to seek growth opportunities elsewhere. Our focus will be on politically stable regions and on situations where the expertise developed at LaRonde can add value.

        We anticipate that LaRonde will generate strong cash flow in 2004 and, coupled with our strong working capital position and completely undrawn credit facility, we are in a strong position to achieve our growth strategy. With a world class mine and promising properties in a mining friendly environment, we believe we can build per share value by focusing on these assets while retaining full leverage to rising gold prices.

Highlights

        In 2003, an operationally challenging year, we produced 236,653 ounces of gold which was well below our original production target of 375,000 ounces. In the first quarter of 2003, we experienced a rock-fall at the LaRonde Mine in Quebec which forced us to change our mining sequence resulting in a delay in the extraction of higher grade gold mining blocks from the lower part of the mine. The effects of the rock-fall continued to adversely affect production in the second quarter. In the third quarter we faced production drilling challenges and realized lower than planned recoveries in the mill.

        Despite these challenges, we achieved significant improvements in operating performance in the fourth quarter of 2003 as 73% of ore production came from the lower level mining horizon. This mining horizon contains ore that has substantially higher gold grades than that of the upper mine and is also substantially richer in copper. Onsite operating costs showed a steady improvement during the quarter and we were also able to begin accumulating a surface ore stockpile which will mitigate the inherent risks associated with mining and will act as a source of ore should unforeseen events, such as those we faced in 2003, affect mining operations.

        The operational challenges in 2003 led to a net loss of $7.5 million or $0.17 per share compared to income of $13.2 million or $0.07 per share in 2002. Total cash operating costs to produce an ounce of gold were $269 for 2003 which was above our original estimate of $125 per ounce and above 2002 total cash operating costs of $182 per ounce. Total cash operating costs is a non-GAAP measure and is explained in "Results of Operations — Production Costs." Lower production, higher operating costs, and the stronger Canadian dollar were the major contributors to the increased cost per ounce. Other factors that contributed to the 2003 net loss were increased exploration expenditures resulting from the work conducted on the Lapa property, increased amortization, increased interest expense as no interest was capitalized in the current year, increased administrative expenditures and the fact that in 2002, we had a one time gain from the settlement of our senior convertible notes.

        In the fourth quarter, as a result of operational improvements, we achieved net earnings of $5.3 million or $0.06 per share compared to earnings of $3.4 million or $(0.06) per share in the fourth quarter of 2002. Compared to 2002, we produced 7% fewer ounces in the fourth quarter of 2003, however revenue increased 32% driven by increased gold and byproduct metal prices. Fourth quarter 2003 earnings also reflected a higher tax recovery than the fourth quarter of 2002. Total cash operating costs in the fourth quarter of 2003 increased to $220 per ounce of gold produced from $198 in the same period of 2002 due to lower gold production and a stronger Canadian dollar, offset by higher byproduct revenue.

        We ended the year with over $140 million in working capital, which includes $110 million in cash. Despite the production difficulties, stronger gold and byproduct prices helped the Company generate positive operating cash flow (before working capital changes) of $5 million in 2003. Operating cash flow was well below 2002 levels of $21 million due mainly to the operational challenges and stronger Canadian dollar, offset by increased metal prices. In the fourth quarter of 2003, we generated $7 million of operating cash flow compared to $4 million in the fourth quarter of 2002. The increase was mainly due to increased metal prices offset somewhat by the stronger Canadian dollar.

        2003 brought exploration success which culminated in record year-end gold reserves of 7.9 million ounces. At LaRonde, not only did we replace 2003 production, but we also increased gold reserves by an additional one million ounces from four to five million ounces of gold. At Lapa, located only 7 miles east of LaRonde, the 2003 drilling program led to a conversion of 1.2 million ounces of gold resource into reserves. At Goldex, located 35 miles east of LaRonde, a new geological model and an independent engineering review led to a year end reserve of 1.6 million ounces of gold. A summary of our year-end mineral reserve position can be found on page 22. Driven by this exploration success, the Company also acquired more property along the prolific Cadillac-Bousquet gold belt and the Cadillac-Larder Lake Break immediately to the south.

        By the end of 2003, we had addressed LaRonde's operational problems. By the end of that year, we implemented a focused, more conservative mining plan and we ended the year with available cash resources of $210 million, which includes $100 million available under our revolving bank facility. We look forward to 2005 with a renewed focus on implementing our growth strategy.

Outlook

        For 2004, we produced 271,567 ounces of gold at an estimated total cash operating cost per ounce of between $75 and $85. The estimated decline from 2003 to 2004 in total cash operating costs is due to the elimination of the El Coco royalty, an increase in gold and byproduct metal production and an increase in byproduct metal prices. Our silver and byproduct copper and zinc production can be found in "Results of Operations — Production costs".

        For 2005, we expect to produce 280,000 ounces of gold at total cash operating costs per ounce between $135 and $145. The estimated increase in total cash operating costs compared to the 2004 estimate is due to an anticipated decline in byproduct metals prices below those realized in 2004 and a reduction in the contribution of foreign exchange hedging activities. Our estimated silver and byproduct copper and zinc production, along with metal price assumptions and sensitivities, can be found in "Results of Operations — Production costs". We expect to generate strong operating cash flow which we will use to fund capital additions at LaRonde (including LaRonde II) and the continued development of our promising Lapa and Goldex properties.

Results of Operations

Revenues from Mining Operations

        In 2003, revenues from mining operations increased 18% to $127 million from $108 million in 2002. The majority of our revenue is derived from precious metal sales. Sales of gold and silver typically account for more than 80% of Agnico-Eagle's revenue. Revenues from mining operations are accounted for net of related smelting, refining and other charges. In 2003, precious metal sales accounted for 84% of revenue, down slightly from 87% in 2002. This slight decrease over 2002 was due to surging metal prices in the latter half of the year for byproduct copper and zinc. In 2004, we anticipate precious metal sales to account for 80% of overall revenue. The table below summarizes net revenue by metal:

	2003	2002	% Change
	(thousands)
Gold	$85,566	$80,177	7%
Silver	20,584	14,115	46%
Copper	6,452	(1,027)	728%
Zinc	14,218	14,516	(2)%

	$126,820	$107,781	18%

        The increase in gold revenue was due to an 18% increase in realized prices offset by a 9% decrease in gold production. Revenues benefited from a 28% increase in silver production and a 10% increase in realized silver prices. Copper production increased by 126% while copper prices realized increased 17%. In 2002, net copper revenue had a negative effect on total revenue due to historically low copper prices not being sufficient to recover the smelting, refining and transportation charges. However, since a majority of the gold ounces we recover is contained in our copper concentrate, this negative net revenue represents a necessary cost of producing gold. Finally, zinc production declined 7% while realized zinc prices increased 12% leaving net zinc revenue essentially unchanged.

        Decreased gold production in 2003 was due to a number of factors. In the first quarter of 2003, we experienced a rock-fall which delayed extraction of higher grade gold mining blocks from the lower part of the mine. The affected area stabilized on its own and we were able to recover and process most of the ore. We filled the affected area with cemented rock fill and paste fill to further stabilize the area, and reduced the widths of certain mining blocks to accelerate the establishment of the pyramidal mining sequence. Due to the remedial work conducted in this area, we reduced tonnage from the gold/copper rich lower levels and replaced it with tonnage from the upper zinc/silver rich areas of the mine. This resequencing of production led to increased silver production for 2003. For 2004, most of the production will come from secondary, de-stressed mining blocks which should reduce the risk of such an event reoccurring.

        In the third quarter of 2003, we encountered production drilling challenges. Squeezing drill holes slowed down the planned extraction time of mining blocks from the lower part of the mine. These drilling challenges resulted in shortages of ore which lead to numerous "stop-start" cycles in the mill but were resolved in the third and fourth quarters and did not affect production in 2004. To address these drilling challenges, we added two production drills, increased drill hole diameter and changed our blasting method. The new blasting method has been successful in decreasing dilution and improving fragmentation and, coupled with the completion of the Level 219 crushing plant, has improved ore flow and increased productivity.

        Although more ore was being mined from the upper areas of the mine, zinc production declined and copper production increased over 2002 as we were able to steadily increase tonnage from the lower levels throughout the year. In the fourth quarter, LaRonde delivered record quarterly production from the lower gold/copper rich levels with 73% of total tonnage processed coming from these levels. This led to fourth quarter production of 70,299 ounces which was 7% lower than the same quarter in 2002 but in line with our expectations.

        In light of the operational challenges encountered in 2003, the Company undertook a comprehensive review of short-term and long-term production targets. Based on recent experience, we implemented a more conservative mining plan. We have also taken a number of measures to reduce our exposure to normal mining risk such as increasing our surface ore stockpile. This stockpile will ensure that the mill can temporarily continue to process ore in the event of production stoppages due to unforeseen circumstances such as those encountered in 2003.

        Outlook:    Revenues from mining operations are estimated to have increased significantly in 2004 due to increased production levels for all metals and higher realized metals prices. In 2005, revenues from mining operations are expected to be largely unchanged as slightly higher production levels for all metals are offset by anticipated lower metals prices. The table below summarizes our production for 2004 and our estimated production in 2005.

	2005 Estimate	2004 Actual	2003 Actual	% Change(1)
Gold (ounces)	280,000	271,567	236,653	14.8%
Silver (000's ounces)	5,500	5,699	3,953	44.2%
Copper (000's pounds)	18,000	22,816	20,131	13.8%
Zinc (000's pounds)	160,000	167,283	100,337	66.7%

Note:

(1)
Indicates percentage change between 2003 actual production and our 2004 actual production.

        Estimated production levels for gold and byproduct metals in 2006 are expected to be in line with 2005 estimates.

Interest and Sundry Income

        Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to our gold put option contracts expiring in the year. Interest and sundry income was $2.4 million in 2003 compared to $2.0 million in 2002. The $0.4 million increase was due to a number of factors. While interest on cash balances remained relatively unchanged over 2002, in 2003, we realized approximately $2.5 million in gains on the disposition of available-for-sale securities. This gain was offset by a $1.8 million charge relating to the cost of gold puts purchased in 1999.

        Outlook:    Interest and sundry income is estimated to have been essentially nil in 2004 and is projected not to change in 2005 as interest income on our cash balance is expected to be offset by the non-cash amortization of the cost of our gold put option contracts.

Production Costs

        In 2003, production costs increased 38% to $106 million from $77 million. Operating costs per ton milled remained essentially unchanged compared to 2002 at C$52 per ton. (Operating costs per ton is a non-GAAP measure and is explained below.) The following table summarizes the components of production costs.

	2003	2002
Definition Drilling	$511	$437
Stope Development	11,832	8,625
Mining	17,263	10,961
Underground Services	25,836	16,591
Milling	27,478	20,603
Surface Services	2,245	1,928
Administration	6,472	5,367
El Coco Royalty	12,888	10,764
Reclamation provision	1,183	1,301
Inventory adjustments	(368)	2,029
Hedging losses (gains)	314	(1,680)

Total Production Costs	$105,654	$76,926

        The rock-fall in the first quarter and the production drilling challenges encountered in the third quarter caused mining and underground service costs to increase in 2003. However, we addressed the production drilling challenges in the third quarter and steadily ramped up tonnage milled in the fourth quarter. Milling costs increased due to increased mill throughput during 2003 and the increase in stope development costs was also attributable to the drilling challenges encountered at depth. Of the overall cost increase of $29 million in 2003 compared to 2002, the strengthening Canadian dollar accounted for $10 million, or 35%.

        In the fourth quarter of 2003, we milled 627,000 tons which represents a 17% increase over the same quarter of 2002. Fourth quarter gold production was 7% lower than 2002 due to decreased gold grades as a result of the implementation of a more conservative mining plan. Onsite operating costs per ton in the fourth quarter were C$54 per ton compared to C$53 per ton in the prior year; however, steady improvement was made throughout the quarter as our operating costs decreased to C$48 per ton in December.

        For 2004 we expect a slight increase in operating costs to be offset by an estimated 4% increase in total tons milled. Therefore, we expect operating costs per ton to decrease to between C$49 and C$51 per ton.

        In 2003, total cash operating costs to produce an ounce of gold increased 48% to $269 from $182. In 2002, total cash operating costs increased 17% over the prior year from $155 to $182. Total cash operating costs are comprised of onsite operating costs reduced by net silver, zinc and copper revenue. Total cash operating costs are affected by various factors such as the number of gold ounces produced, operating costs, US$/C$ exchange rates, production royalties and byproduct metal prices. The table below illustrates the change in total cash operating costs attributable to each of the variables which affected it for 2003 and 2002. The most significant factors contributing to the increase in total cash operating costs in 2003 were increased operating costs and the stronger Canadian dollar. Total cash operating costs per ounce is not a recognized measure under Canadian GAAP and is described more fully below.

	2003	2002
Total cash operating costs (prior year)	$182	$155
Lower (higher) gold production	19	(15)
Stronger (weaker) Canadian dollar	30	(3)
Higher El Coco royalty	13	20
Increased operating costs	77	24
(Higher) lower byproduct revenue	(52)	1

Total cash operating costs (current year)	$269	$182

        Increased operating costs for both the fourth quarter and year to date were a result of increased tonnage mined and processed coupled with increased mining and underground services costs resulting from the first quarter rock-fall and the production drilling challenges encountered in the third quarter. Increasing byproduct metal prices had a more significant effect in the fourth quarter than on the entire year as most of the yearly increase in metal prices occurred in the fourth quarter. Copper and zinc prices increased 8% and 2%, respectively in the first nine months of 2003 and increased 22% and 17%, respectively in the fourth quarter. For 2004, we expect the El Coco royalty to be completely eliminated as that area of the mine is essentially mined out. As byproduct metal prices increased throughout the year, we took the opportunity to liquidate our hedges of byproduct production. Therefore, at the end of the year, we had full leverage to increasing byproduct metal prices.

        Total cash operating cost is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the cost per ton measure (discussed below) as well as other data prepared in accordance with Canadian GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Operating cost per ton is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash operating cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the operating cost per ton. This measure supplements production cost information prepared in accordance with Canadian GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with Canadian GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with Canadian GAAP. The tables presented below reconcile total cash operating costs and operating costs per ton to the figures presented in the financial statements prepared in accordance with Canadian GAAP.

Reconciliation of Total Cash Operating Costs per Ounce

	2003	2002	2001
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$105,654	$76,926	$65,789
Adjustments:
Inventory adjustments(i)	368	(364)	81
Byproduct revenues, net of smelting, refining and marketing charges	(41,254)	(27,850)	(28,383)
El Coco royalty	(12,888)	(10,764)	(5,424)
Reclamation provision	(1,183)	(1,301)	(1,155)

Cash operating costs	$50,697	$36,647	$30,908
Gold production (ounces)	236,653	260,183	234,860

Cash operating costs (per ounce)	$215	$141	$132
El Coco royalty	54	41	23

Total cash operating costs	$269	$182	$155

Reconciliation of Operating Costs per ton

	2003	2002	2001
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$105,654	$76,926	$65,789
Adjustments:
Inventory(i) and hedging(ii) adjustments	54	(348)	57
El Coco royalty	(12,888)	(10,764)	(5,424)
Reclamation provision	(1,183)	(1,301)	(1,155)

Minesite operating costs (US$)	$91,637	$64,513	$59,267

Minesite operating costs (C$)	$127,931	$101,289	$91,752
Tons milled (000's tons)	2,449	1,963	1,805

Operating costs per ton (C$)	$52	$52	$51

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and operating costs per ton are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

        Outlook:    For 2004, our total cash operating costs are estimated to have been between $75 and $85 per ounce of gold. For 2005, we expect our total cash operating costs to be in the range of $135 to $145 per ounce of gold. The estimated increase in total cash operating costs compared to the 2004 estimate is due to an anticipated decline in byproduct metal prices below those realized in 2004 and a reduction in the contribution of foreign exchange hedging activities. As net silver, zinc and copper revenue are treated as a reduction of operating costs in arriving at total cash operating costs per ounce, production and price assumptions play an important role in our estimates. As our operating costs are denominated in Canadian dollars, the US$/C$ exchange rate can also affect our estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving our 2005 estimate. 2005 production estimates for each metal are shown in the section entitled "Revenues from mining operations".

Silver	$6.00
Zinc	$0.45
Copper	$1.15
US$/C$ exchange rate	$1.27

        Estimated total cash operating costs for 2006 are expected to be in line with 2005 estimates, assuming no change in the Company's metals price assumptions or exchange rate assumptions from those set out for 2005 above and assuming no change in the contribution of foreign exchange hedging activities from that expected in 2005.

        As we have currently not hedged any of the above production, changes in the prices of these metals will impact our total cash operating cost estimate. We currently have hedges in place to protect the downside risk associated with a strengthening Canadian dollar. For 2005, we have hedged approximately 15% of our estimated Canadian dollar operating costs at exchange rates well above the prevailing exchange rates that are in effect when the hedges expire. The chart below shows the impact on total cash operating costs per ounce of changes in the variables discussed above. The sensitivities presented for the changes in the US$/C$ exchange rate take into account the above hedges.

Exploration and Corporate Development Expense

        In 2003, our exploration team continued to focus on the Lapa property which is located only 7 miles east of LaRonde. Their efforts resulted in a resource to probable reserve conversion of 1.2 million ounces of gold. The property did not have reserves in 2002. In conjunction with our exploration success, our corporate development team was active in acquiring a 100% interest in the Lapa property, a transaction completed late in the second quarter of 2003. We also acquired the Bousquet property adjacent to the LaRonde Mine, expanding our property interests along the gold belt which hosts our LaRonde Mine. The former Bousquet mine office is now being used by a dedicated regional development team to evaluate and prioritize the Company's exploration and development projects in the region.

        In 2003, we re-evaluated our Goldex project. A new reserve and resource model was estimated which showed positive economics and led to a resource to probable reserve conversion of 1.6 million ounces of gold. The property did not have reserves in 2002. We decided to undertake an underground program to provide additional geological information. Over the course of 2004, we expect to complete three vertical slot raises through the orebody. We expect to process this material early in 2005. The objective of this bulk sample and additional drilling planned for 2004 is to attempt to increase the level of confidence in the gold grade. Although our current focus is growth in our own backyard, we continue to evaluate corporate development opportunities which could potentially increase returns for our shareholders.

        Total exploration and corporate development expense, including equity losses of Sudbury, increased 102% in 2003 to $7.6 from $3.8 million in 2002. The table below summarizes exploration and corporate development expense (thousands):

	2003	2002
Lapa property	$1,751	$246
Other regional properties	465	976
Exploration conducted by Sudbury Contact Mines Limited	4,216	2,271
Corporate development expense	1,169	273

	$7,601	$3,766

        Exploration is only conducted if warranted by drilling results and project economics. Therefore, the increase in expenses over 2002 reflects the success of our exploration and development work during 2003. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec. In 2003, our equity investee, Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond"), conducted more exploration due to the encouraging results on the Timiskaming diamond project. In 2002, we owned approximately 64% of Contact Diamond and were fully consolidating its exploration expenses as we were providing full funding for its projects. In 2003, through a series of equity financings, Contact Diamond became more financially independent and our ownership interest was diluted to less than 50%. Therefore, as of August 31, 2003, we are no longer required to consolidate Contact Diamond's operations with our own as we no longer control Contact Diamond's strategic operating, investing and financing decisions. Our 2003 exploration expenses reflect 100% of Contact Diamond's exploration expenses up to that time and a 49.9% share of exploration expenses subsequent to de-consolidation.

        In 2003 the Company issued flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. Should the Company fail to spend the proceeds of the flow-through share offering on eligible Canadian exploration expenses, the investors would lose their tax deductions which would create the potential for shareholder lawsuits and penalties imposed by the Canada Revenue Agency. In its history, the Company has never failed to spend flow-through share proceeds on eligible exploration nor has it ever failed to renounce those exploration expenditures to investors. To comply with flow-through share purchase agreements, the Company must spend $3.5 million on eligible Canadian exploration expenses in 2004 relating to the expenditures renounced effective in 2003.

        Outlook:    Exploration and corporate development expense, including our share of Contact Diamond's exploration expenses, are estimated to have decreased in 2004 as we have met the criteria for capitalization at the Lapa and Goldex properties and exploration expenditures related to these properties will not be recorded in the income statement in 2004 or 2005. However, our acquisition of shares of Riddarhyttan will result in an increased amount of exploration expense in 2005. We expect to record $3.2 million of exploration expense on our income statement in 2004 which includes $1.2 million in non-cash expenses representing our share of Contact Diamond's exploration expenses. We expect to record $7.2 million of exploration expense on our income statement in 2005 which includes $2.4 million in non-cash expenses representing our share of the exploration expenses of Contact Diamond and Riddarhyttan. However, these estimates could increase materially if we have success on our various exploration properties.

General and Administrative Expenses

        General and administrative expenses increased to $7.1 million in 2003 from $5.5 million in 2002. Of the $1.6 million increase, 42% is attributable to the stronger Canadian dollar as general and administrative expenses are almost entirely denominated in Canadian dollars. An additional 30% is attributable to compliance with new financial reporting and securities law requirements. The remainder of the increase is attributable to increased corporate activities.

        Outlook:    General and administrative expenses are not expected to increase materially in 2004 or 2005.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $1.2 million in 2003 compared to $0.8 million in 2002. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. The increase in 2003 was attributable to less exploration expenses being eligible for provincial tax credits that decrease capital taxes otherwise payable. We estimate 2004 capital taxes to be $1.9 million due to increases in capitalization and less exploration expenses eligible for the provincial tax credits.

        Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2003 to $1.1 million from $0.9 million in 2002 represents increases in capitalization throughout the 2004 year. New legislation introduced in 2003 will completely eliminate federal capital taxes by 2008. These changes will be phased in gradually with rate reductions each year. Based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.

        Outlook:    Provincial capital taxes are expected to be $1.7 to $2.0 million in 2004 and, based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004. In 2005, we expect these amounts to be $1.6 million and $0.8 million, respectively.

Amortization Expense

        Amortization expense was $17.5 million in 2003 compared to $12.6 million in 2002. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 25% increase in tons processed coupled with an increased capital base due to the recently completed LaRonde expansion more than offset the year end increase in reserves.

        Outlook:    Amortization is expected to increase as milled throughput increases in 2004 and 2005. On a per ton basis, amortization is expected to remain unchanged in 2004 at $8 per ton as the increased capital base was offset by the year end increase in reserves and to increase to $9 per ton in 2005.

Interest Expense

        In 2003, interest expense increased 10% to $2.2 million from $2.0 million in 2002 as no interest was capitalized in 2003. In 2002, interest was comprised of approximately $1.5 million related to interest on the old convertible notes while $0.5 million related to non-cash amortization of financing costs associated with the revolving cretdit facility. In 2003, interest was comprised of $1.5 million of cash standby fees and other costs associated with the revolving bank facility and the remaining $0.7 million represents non-cash amortization of the financing costs associated with revolving bank facility. In 2002, $2.3 million in interest on our revolving bank facility was capitalized as the facility was used to fund the expansion at LaRonde. The Company presents the 2012 subordinated convertible debentures as an equity instrument and therefore interest on the debentures is charged to retained earnings rather than income.

        In the fourth quarter of 2003, we entered into an interest rate swap whereby we swapped our fixed rate payments on the convertible subordinated debentures for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, we make interest payments of three-month LIBOR plus a spread of 2.37% and receive fixed interest payments 4.50% which completely offsets the interest payments we make on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Based on the current three-month LIBOR rate of 1.12%, we estimate that this transaction will save approximately $1.5 million in debenture interest annually.

        Outlook:    Interest expense is expected to decrease by approximately $1.5 million as we realize the benefits of our interest rate swap, assuming variable LIBOR rates remain at current levels throughout the year. In 2005, interest expense is expected to increase by a further $1.0 million as a result of the same factors. Under Canadian GAAP, the debentures are presented, in their entirety, as an equity instrument and therefore interest costs related to the debentures are charged to deficit as incurred. However, as a result of this accounting treatment, the interest rate swap does not qualify for hedge accounting. Accordingly, gains and losses realized under the swap are recorded in income.

Income and Mining Taxes

        In 2003, the effective accounting income tax recovery rate was 15.0% compared to an income tax rate of 6.2% in 2002. Although we reported a net loss before income and mining taxes of $7.5 million, we did not record the benefit of these losses. These losses are available as deductions in future years but due to the uncertainty surrounding the realization of the benefit of these losses, we did not record these future benefits as tax assets. The accounting recovery rate was mostly generated by changes in Canadian income tax legislation which now provides a federal deduction for provincial mining duties paid. Therefore, we recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. The recording of this asset gave rise to the current year recovery.

        In 2002, we recorded income before income and mining taxes of $15.1 million and recorded a tax provision of 6.2%. The tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, non-taxable capital gains, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions.

        Outlook:    We expect our effective income tax rate for accounting purposes to be approximately 10% in 2004 and between 35% and 40% in 2005 (in each case, including provincial mining duties). These effective tax rates could decrease if we are able to realize unrecognized tax assets. Due to uncertainty surrounding the realization of certain tax assets, we have provided a full valuation allowance against limited life tax assets and, as such, the possible benefit of these future tax deductions is not recorded as an asset in the financial statements. Due to rising metal prices, we expect to be able to realize some of these assets before they expire thus leading to corresponding tax credits in income representing the decrease in valuation allowance attached to these tax assets.

Liquidity and Capital Resources

        As a result of the operating challenges encountered in 2003, we ended 2003 with less capital resources than 2002. Including $100 million of undrawn credit under our revolving bank facility, we ended 2004 with available cash resources of approximately $210 million, unchanged from those available at the end of 2003 and compared to $253 million at the end of 2002. In 2004 we amended our revolving bank facility with a syndicate of international banks. Under the amended facility, the Company will have a $100 million line of credit on a revolving basis for at least three years. In 2003, we used $43 million in cash compared to 2002 when we added $132 million to our cash position. The largest components of the cash used in 2003 were:

  •
  $42 million in capital expenditures at LaRonde; and

  •
  $10 million net investment and acquisition expenditures including $9 million for Lapa and $4 million for Bousquet offset by $3 million generated from the sale of available-for-sale securities.

        These cash outflows were offset by $11 million in operating cash flow. Despite the production difficulties, we still managed to generate positive operating cash flow due in large part to the increase in metal prices. The metal price increases were offset somewhat by the strengthening Canadian dollar and our increased exploration activities driven by our success at Lapa. Financing cash flows included $5 million of employee stock purchases under our share purchase and stock option plans.

        In 2003, the Company declared its 24th consecutive annual dividend of $0.03 per share, unchanged from 2002. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

        Agnico-Eagle's contractual obligations as at December 31, 2003 are summarized as follows:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$143.8	$—	$—	$—	$143.8
Capital lease obligations	0.7	0.7	—	—	—
Reclamation obligations(2)	23.2	0.9	2.7	0.8	18.8
Pension obligations(3)	5.9	0.1	0.2	0.2	5.4

	$173.6	$1.7	$2.9	$1.0	$168.0

Notes:

(1)
The Company's convertible subordinated debentures in aggregate principal amount of $143.8 million mature on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006, in cash, or at the option of the Company, be delivering freely tradeable common shares.

(2)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here.

(3)
The Company has entered into Retirement Compensation Arrangements ("RCA") with certain executives. The RCAs provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCAs are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

        In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants under its revolving bank facility. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003. The syndicate also extended the deadline for achieving the completion test to September 30, 2004.

        Outlook:    In 2004 sustaining and project capital expenditures are estimated to have been approximately $23 million at LaRonde and approximately $30 million on other projects, including Lapa, Goldex and LaRonde II. At Lapa, we will continue construction of the shaft with underground diamond drilling scheduled to start in late 2005. At Goldex, we have conducted a bulk sampling program to obtain an increased level of confidence in the gold grade. The bulk sample consisted of three vertical slot raises through the orebody and we expect to process this material early in 2005. At LaRonde II, we expect a detailed feasibility study to be completed in mid 2005.

        In 2005 we expect to incur approximately $14.1 million in sustaining capital expenditures at LaRonde, $12.7 million in sustaining capital expenditures on projects relating to LaRonde II, $12.1 million on the underground program at the Lapa property, $1.5 million on the bulk sample and engineering at the Goldex property and $1.6 million on drilling at the Bousquet and Ellison properties. We expect all these capital expenditures to be completely funded out of operating cash flow.

        The following table provides a summary of our revised 2004 estimated and 2005 estimated capital and exploration expenditures. The grassroots exploration amount is the cash component of our exploration expense and does not include our share of Contact Diamond's or Riddarhyttan's exploration expense.

	2005			2004
Project
	Capitalized	Expensed	Total	Capitalized	Expensed	Total
	(millions)
LaRonde I projects & sustaining	$14,100	$—	$14,100	$23,000	$—	$23,000
LaRonde II drilling & feasibility	12,700	—	12,700	13,000	—	13,000
Goldex bulk sample & engineering	1,500	—	1,500	5,000	—	5,000
Lapa drilling & engineering	12,100	—	12,100	10,000	—	10,000
Bousquet/Ellison drilling	1,600	—	1,600	2,000	—	2,000
Grassroots exploration	—	4,800	4,800	—	2,000	2,000

	$42,000	$4,800	$46,800	$53,000	$2,000	$55,000

Risk Profile

        Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. We mitigate the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of our facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of our extensive efforts to ensure the safety of our employees, industrial accidents can occur. In February 2004, an underground explosion claimed the life of a contract miner, and in March 2004, an accident in a storage area claimed the life of an employee.

        We also mitigate some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs our purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting Agnico-Eagle, please see the Company's Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission on January     •    , 2005.

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission advised the Company by letter that Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company is currently in discussions with Ontario Securities Commission staff concerning this matter and the timing of the Company's disclosure of a production shortfall prior to its earnings announcement in the third quarter of 2003. The Company believes it is unlikely that there will be any material financial impact resulting from this matter.

Financial Risk

        Agnico-Eagle's net income is most sensitive to metal prices and the US$/C$ exchange rate.

        For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $340;
  •
  Silver — $5.00;
  •
  Zinc — $0.40;
  •
  Copper — $0.85; and
  •
  US$/C$ — $1.30

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the US$/C$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2003, the price ranges for metal prices and the US$/C$ exchange rate were:

  •
  Gold — $323 — $416;
  •
  Silver — $4.35 — $5.97;
  •
  Zinc — $0.34 — $0.46;
  •
  Copper — $0.70 — $1.05; and
  •
  US$/C$ — $1.29 — $1.57.

        The following graph shows the estimated impact on budgeted income per share ("EPS") in 2004 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2003 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2004.

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, we have bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2003, the Company's only metal hedges are gold puts with a strike price of $260. These gold puts protect a minimum gold price of $260 for 44% to 64% of anticipated gold production between 2004 and 2007. Gold puts are exercised at our option therefore they do not limit participation to rising gold prices.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. We have entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of our exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. In 2004, we hedged approximately 40% of our Canadian dollar operating cost requirement at a level well above the prevailing exchange rates that are in effect when the hedges expire. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11. Due to the 2004 foreign currency hedges, a 10% decrease in exchange rates would decrease EPS by only $0.05.

        Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

        The business of gold mining is generally subject to certain types of risks and hazards such as environmental hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Agnico- Eagle may be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

        Agnico-Eagle's LaRonde mine and milling operations account for all of our gold production and will continue to account for all of our gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at LaRonde could have a material adverse effect on our financial performance, liquidity and results of operations. At current reserves and mining rates, LaRonde has a mine life of approximately 15 years.

        Our gold production estimates for subsequent years may fall below estimated levels as a result of the general mining risks summarized above. Furthermore, production may be unexpectedly reduced if, during the course of mining, unfavorable ground conditions or seismic activity are encountered or grades are lower than expected. Production estimates may also be affected if the physical or metallurgical characteristics of ore are less amenable than expected to mining or treatment. Therefore, there can be no assurance that the Company will achieve current or future production estimates.

        Our reported proven and probable mineral reserves are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. Reserve figures have been determined based on assumed gold prices and operating costs. We have estimated mineral reserves based on a $325 per ounce gold price. Though the gold price is higher than the $300 per ounce assumption used in last year's reserve estimate, this impact was essentially negated by the change in the US$/C$ exchange rate assumed from $1.50 to $1.40. While gold prices have generally been above $325 for 2003, the average gold price over the past three years has been below $325 per ounce. If gold prices of $300 and $350 were assumed, our gold reserve position would change by 6%. Substantial prolonged decreases in the price of gold, silver, copper and zinc and the US$/C$ exchange rate could have a material adverse effect on our financial performance, liquidity and results of operations. To help maintain or grow production levels over the long term, Agnico-Eagle must continually replace mineral reserves depleted by production by reclassifying mineral resources to reserves, expanding known orebodies or locating new ones. Success in gold exploration is highly uncertain and there is a risk that future depletion of mineral reserves through normal mining operations will not be adequately replaced.

Environmental Risk

        Agnico-Eagle's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. Agnico-Eagle is required to obtain governmental permits and comply with mine reclamation rules. Although Agnico-Eagle makes provisions for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that Agnico-Eagle has been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

        Environmental laws and regulations are complex and have become more stringent over time. Any changes in such laws or environmental conditions could have a material adverse effect on Agnico-Eagle's financial condition, liquidity or results of operations. Agnico-Eagle is not able to estimate the impact of future changes in laws and regulations due to the uncertainty surrounding the ultimate form these changes may take. At December 31, 2003, Agnico-Eagle has accrued approximately $3 and $6 million, respectively, for each of its reclamation obligations on its LaRonde and Bousquet properties.

Derivatives Risk

        Management enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of our underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. We do not use complex derivative contracts to hedge our exposures. We use simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. We also enter into forward contracts to lock in exchange rates based on our projected Canadian dollar operating and capital needs.

        By using derivative instruments, we have various financial risks. Credit risk is the risk that the counterparties to our derivative contracts will fail to perform on an obligation to us. We mitigate this risk by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. We mitigate market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on our projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for our metals will affect our financial condition. Since we use derivative contracts as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of our derivative contracts, please see "Critical Accounting Estimates — Financial Instruments."

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,956,333
Convertible debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,301,400
Warrants	6,900,000

105,425,652

        The convertible debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradeable common shares.

        Each warrant entitles the holder to purchase one common share at a price of $19.00. The warrants expire on November 6, 2007.

Critical Accounting Estimates

        The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate costs of the orebody are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

        Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market-related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of our concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. We record revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of Revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. The costs of our active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on proven and probable reserves. We have made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. We periodically review these estimates and update our reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Stock-Based Compensation

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to the market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires us to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2003
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$30,112	$30,014	$24,845	$41,849	$126,820
Production costs	24,517	24,769	26,080	30,288	105,654

Gross profit (exclusive of amortization shown below)	5,595	5,245	(1,235)	11,561	21,166
Amortization	4,517	4,787	4,471	3,729	17,504

Gross profit	$1,078	$458	$(5,706)	$7,832	$3,662

Net loss for period	$(3,564)	$(3,423)	$(5,809)	$5,334	$(7,462)
Net loss per share (basic and fully diluted)	$(0.08)	$(0.06)	$(0.09)	$0.06	$(0.17)
Operating cash flow	$2,207	$(1,210)	$2,391	$7,333	$10,721
Operating cash flow (before non-cash working capital)*	$1,159	$2,575	$(6,016)	$6,873	$4,591
Weighted average number of shares (in thousands)	83,725	83,836	83,954	84,424	83,889
Tons of ore milled	602,633	648,292	570,661	626,994	2,448,580
Head grades:
Gold (ounces per ton)	0.10	0.10	0.10	0.12	0.11
Silver (ounces per ton)	2.44	2.24	1.69	2.22	2.16
Zinc	3.55%	3.14%	2.71%	2.87%	3.10%
Copper	0.45%	0.52%	0.62%	0.60%	0.55%
Recovery rates:
Gold	91.66%	90.62%	91.60%	91.79%	91.41%
Silver	83.80%	80.80%	79.79%	85.80%	82.60%
Zinc	78.20%	77.80%	75.00%	81.60%	78.20%
Copper	79.10%	79.20%	79.90%	82.50%	80.30%
Payable production:
Gold (ounces)	55,005	60,157	51,192	70,299	236,653
Silver (ounces in thousands)	1,036	1,049	648	1,220	3,953
Zinc (pounds in thousands)	27,964	27,080	20,561	24,732	100,337
Copper (pounds in thousands)	3,956	5,015	5,411	5,749	20,131
Realized prices (US$):
Gold (per ounce)	$350	$349	$365	$395	$368
Silver (per ounce)	$4.70	$4.57	$5.04	$5.27	$5.07
Zinc (per pound)	$0.35	$0.35	$0.37	$0.43	$0.38
Copper (per pound)	$0.76	$0.73	$0.80	$0.94	$0.82
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$378	$371	$454	$372	$390
Less: Non-cash reclamation provision	(2)	(2)	(5)	(3)	(2)
Net byproduct revenues	(207)	(161)	(140)	(189)	(173)

Cash operating costs	$169	$208	$309	$180	$215
El Coco royalty	74	50	59	40	54

Total cash operating costs	243	258	368	220	269
Non-cash costs:
Reclamation provision	2	2	5	3	2
Amortization	82	80	87	53	74

Total production costs	$327	$340	$460	$276	$345

Onsite operating costs per ton milled (Canadian dollars)	$52	$48	$56	$54	$52

*
Operating cash flow (before non-cash working capital) is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other companies. This measure is calculated by subtracting changes in non-cash working capital balances from cash provided by operating activities as shown on the Statement of Cash Flows. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure for the same purpose and for monitoring whether its operations are generating sufficient cash flows to fund current and future growth initiatives. Management believes this measure is helpful disclosure for investors as it removes the period-to-period fluctuations inherent in working capital changes. Changes in non-cash working capital balances for the three months ended March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003 and the year ended December 31, 2003 were $1,048, $(3,785), $8,407, $460 and $6,130, respectively.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

[Note to Draft: Company to provide data for new/revised line items]

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$25,092	$29,342	$21,024	$32,323	$107,781
Production costs	17,352	19,181	15,362	25,031	76,926

Gross profit (exclusive of amortization shown below)	7,740	10,161	5,662	7,292	30,855
Amortization	1,472	3,677	3,313	4,144	12,606

Gross profit	$6,268	$6,484	$2,349	$3,148	$18,249

Net income (loss) for period	$5,778	$3,893	$153	$3,373	$13,197
Net income per share (basic and fully diluted)	$0.13	$0.03	$(0.03)	$(0.06)	$0.07
Operating cash flow	$(7,057)	$27,769	$8,299	$(12,580)	$16,431
Operating cash flow (before non-cash working capital)*	$5,129	$10,099	$1,440	$4,464	$21,132
Weighted average number of shares (in thousands)	68,006	69,050	69,549	76,676	70,821
Tons of ore milled	477,333	491,083	456,818	537,895	1,963,129
Head grades:
Gold (ounces per ton)	0.14	0.17	0.13	0.14	0.14
Silver (ounces per ton)	2.52	2.28	2.25	2.32	2.35
Zinc	5.24%	3.64%	4.01%	3.74%	4.14%
Copper	0.22%	0.30%	0.31%	0.50%	0.34%
Recovery rates:
Gold	94.54%	92.92%	92.43%	92.97%	93.14%
Silver	83.70%	80.10%	77.60%	80.60%	80.60%
Zinc	84.90%	81.40%	67.20%	78.00%	78.40%
Copper	60.30%	74.40%	63.60%	80.30%	71.40%
Payable production:
Gold (ounces)	60,259	74,617	50,073	75,235	260,184
Silver (ounces in thousands)	724	709	547	1,104	3,084
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	108,060
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	8,927
Realized prices (US$):
Gold (per ounce)	$300	$310	$314	$318	$312
Silver (per ounce)	$4.48	$4.67	$4.73	$4.51	$4.61
Zinc (per pound)	$0.36	$0.36	$0.37	$0.34	$0.34
Copper (per pound)	$0.72	$0.78	$0.74	$0.71	$0.70
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$258	$219	$304	$244	$253
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	(5)
Net byproduct revenues	(124)	(90)	(102)	(111)	(107)

Cash operating costs	$129	$124	$197	$128	$141
El Coco royalty	32	40	11	70	41

Total cash operating costs	161	164	208	198	182
Non-cash costs:
Reclamation provision	5	5	5	5	5
Amortization	47	49	66	37	48

Total production costs	$213	$218	$279	$240	$235

Onsite operating costs per ton milled (Canadian dollars)	$52	$52	$51	$53	$52

*
Operating cash flow (before non-cash working capital) is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other companies. This measure is calculated by subtracting changes in non-cash working capital balances from cash provided by operating activities as shown on the Statement of Cash Flows. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure for the same purpose and for monitoring whether its operations are generating sufficient cash flows to fund current and future growth initiatives. Management believes this measure is helpful disclosure for investors as it removes the period-to-period fluctuations inherent in working capital changes. Changes in non-cash working capital balances for the three months ended March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002 and the year ended December 31, 2002 were $(12,186), $17,670, $6,859, $(17,044) and $(4,701), respectively.

AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except as noted)

	Year ended December 31,
	2003	2002	2001	2000	1999
Financial Data
Revenues from mining operations	$126,820	$107,781	$93,677	$66,971	$25,583
Interest and sundry income	2,429	2,038	1,784	1,097	2,506

	129,249	109,819	95,461	68,068	28,089
Costs and expenses	136,744	94,734	103,153	74,837	51,780

Income (loss) before income and mining taxes	(7,495)	15,085	(7,692)	(6,769)	(23,691)
Income and mining tax expense (recoveries)	(33)	1,888	(37)	(3,377)	(8,770)

Net income (loss)	$(7,462)	$13,197	$(7,655)	$(3,392)	$(14,921)

Net income (loss) per share	$(0.17)	$0.07	$(0.12)	$(0.06)	$(0.28)
Operating cash flow (before non-cash working capital)*	$4,591	$21,132	$12,359	$4,923	$(13,570)
Operating cash flow	$10,721	$16,431	$(4,252)	$1,678	$4,634
Cash dividend per share	$0.03	$0.03	$0.02	$0.02	$0.02
Capital expenditures	$42,038	$64,836	$36,278	$68,387	$68,892
Average gold price per ounce realized	$368	$312	$273	$278	$274
Average exchange rate — US$ per Canadian dollar	$0.7137	$0.6368	$0.6458	$0.6723	$0.6725
Weighted number of shares (outstanding — basic (in thousands)	83,889	70,821	61,334	54,447	53,331
Working capital (including undrawn credit lines)	$263,437	$307,693	$137,567	$51,384	$106,941
Total assets	$631,755	$592,068	$393,753	$359,407	$285,274
Long-term debt	$—	$—	$147,266	$180,666	$124,122
Common shareholders' equity	$541,754	$542,855	$211,315	$128,545	$126,843
Operating Summary
LaRonde Division
Revenues from mining operations	$126,820	$107,781	$93,677	$66,971	$25,583
Production costs	105,654	76,926	65,789	51,901	29,041

Gross profit (exclusive of amortization shown below)	21,166	30,855	27,888	15,070	(3,458)
Amortization	17,504	12,606	10,679	5,708	5,463

Gross profit (loss)	$3,662	$18,249	$17,209	$9,362	$(8,921)

Tons of ore milled	2,448,580	1,963,129	1,805,248	1,415,888	798,396
Grade — ounces of gold per ton	0.11	0.14	0.15	0.14	0.13
Gold production — ounces	236,653	260,183	234,860	173,852	90,035
Silver production — ounces (in thousands)	3,953	3,094	2,524	1,128	277
Zinc production — pounds (in thousands)	100,337	108,060	126,275	50,681	9,778
Copper production — pounds (in thousands)	20,131	8,927	4,096	4,943	3,282
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$390	$253	$257	$294	$334
Less: Non-cash reclamation provision	(2)	(5)	(5)	(3)	(4)
Net byproduct revenues	(173)	(107)	(120)	(103)	(53)

Cash operating costs	$215	$141	$132	$188	$277
El Coco royalty	54	41	23	—	—

Total cash operating costs	$269	$182	$155	$188	$277
Non-cash costs:
Reclamation provision	2	5	5	3	4
Amortization	74	48	45	33	61

Total production costs	$345	$235	$205	$224	$342

Onsite operating costs per ton milled (Canadian dollars)	$52	$52	$52	$54	$56

Gold reserves and resources:
Total Proven and Probable Reserves & Indicated
Resources (thousands, ounces of gold)	8,693	5,135	3,399	3,649	3,016
*
Operating cash flow (before non-cash working capital) is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other companies. This measure is calculated by subtracting changes in non-cash working capital balances from cash provided by operating activities as shown on the Statement of Cash Flows. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure for the same purpose and for monitoring whether its operations are generating sufficient cash flows to fund current and future growth initiatives. Management believes this measure is helpful disclosure for investors as it removes the period-to-period fluctuations inherent in working capital changes. Changes in non-cash working capital balances for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 were $18,204, $(3,245), $(16,611), $(4,701) and $6,130, respectively.

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve
LaRonde	0.09	2.49	0.42	4.24	638	6,848
Bousquet	0.09				9	104

Subtotal Proven Mineral Reserve	0.09				647	6,952

Probable Mineral Reserve
LaRonde	0.13	1.47	0.31	2.32	4,383	34,754
Lapa	0.25				1,187	4,661
Goldex	0.07				1,647	23,983

Subtotal Probable Mineral Reserve	0.11				7,217	63,938

Total Proven and Probable Mineral Reserves	0.11				7,864	70,350

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Tons (000's)
Measured & Indicated Mineral Resource
LaRonde	0.09	0.70	0.27	1.10	3,716
Goldex	0.08				1,174
Lapa	0.16				705
Bousquet	0.16				1,608
Ellison	0.16				249

Total Measured & Indicated Resource	0.11				7,452

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Tons (000's)
Inferred Mineral Resource
LaRonde	0.19	1.15	0.35	0.94	15,294
Bousquet	0.27				2,445
Goldex	0.06				2,797
Lapa	0.18				324
Ellison	0.29				1,692

Total Inferred Resource	0.19				22,552

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed above. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated November 15, 2004, filed on SEDAR.

        Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2003. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. The estimates disclosed above are based on the following key metal price assumptions and foreign exchange rates: gold, $325/oz; silver, $5.00/oz; copper $0.80/lb; zinc $0.50/lb; [US$/C$=1.40]. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

        Tonnage amounts and contained metal amounts presented in the tables in this report have been rounded to the nearest 1,000.

        A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by a preliminary feasibility study or a feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        The qualified person responsible for the LaRonde II, Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Project Division's Senior Mining Engineer.

        The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above. Recently disclosed probable reserves, located between 9,200 ft and 9,850 ft depth, are estimated using a grade cut-off equivalent to a minimum net smelter return of $42.90/ton.

        The qualified person responsible for the Lapa and Goldex mineral reserve and resource estimates is Marc H. Legault, P.Eng., Manager, Project Evaluations of Agnico-Eagle.

        The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

        In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of

9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

        The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Project Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for the other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definitions and guidelines. This information is of a good quality and is considered reliable.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

AGNICO-EAGLE MINES LIMITED

        The accompanying consolidated financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

        Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

        The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.	David Garofalo, C.A.
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Toronto, Canada,
February 24, 2004

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

        We have audited the consolidated balance sheet of Agnico-Eagle Mines Limited as at December 31, 2003 and 2002 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

        We also reported separately on February 24, 2004 to the shareholders of Agnico-Eagle Mines Limited on our audit conducted in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2003 and 2002 consolidated financial statements, prepared in accordance with United States generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies — Stock-based compensation", the Company changed its method of accounting for stock-based compensation effective January 1, 2003.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 24, 2004

AGNICO-EAGLE MINES LIMITED

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). We have also prepared consolidated financial statements in accordance with United States generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited.

        The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheet as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle shares by Mentor.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains and losses are recognized in income.

        As a result of issuances of stock by its subsidiary company, Sudbury Contact Mines Limited ("Sudbury Contact"), the Company's interest in Sudbury Contact has been diluted to below 50% during the year. The Company therefore no longer consolidates the results of Sudbury Contact but accounts for its investment using the equity method of accounting as the Company is no longer able to determine Sudbury Contact's strategic, operating, investing and financing decisions. The Company reports its share of losses in Sudbury Contact as a separate line item in the consolidated financial statements. The Company began using the equity method to account for its interest in Sudbury Contact on September 1, 2003.

Cash and cash equivalents

        Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, in-process inventories, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of mining assets incurred up to the point of stockpiling the ore; and local mine administrative expenses. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per ton basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practise in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

In-Process Inventories

        In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheet and relate to the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability and the conversion option extinguished, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production for projects specifically financed by debt are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. The unit-of-production method defines the denominator as the total proven and probable tons of reserves. A unit for the purposes of the unit-of-production method is a ton of ore. A unit is considered "produced" for the purposes of recording amortization when the ton of ore has been mined.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated net recoverable amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial Instruments

        Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes. Net premiums and the fair value of all call options written are recognized in income.

        Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

        Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from by-product sales are shown net of smelter charges as part of Revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the U.S. dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        On January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments" ("Section 3870"). Section 3870 requires prospective application of its recommendations for stock-based grants after January 1, 2002. Based on the requirements of Section 3870, accounting for the Company's stock-based compensation results in recording no compensation expense. All options granted under this plan had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Effective January 1, 2003, the Company prospectively adopted fair value of provision of Section 3870. These provisions recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Pension costs and obligations and post retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all its employees. The plan is funded by Company contributions based on a percentage of earnings for services rendered by employees.

        The Company does not offer any post-retirement benefits to its employees.

Earnings per share

        The Company uses the treasury stock method to compute earnings per share. Under the treasury stock method, the exercise of stock options is assumed to occur at the beginning of the period or at the time of issuance, if later, and the proceeds from the exercise of these stock options are assumed to be used to repurchase common shares of the Company at the average market price during the period and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Under the imputed earnings approach, the proceeds are assumed to be invested to earn a return.

        Basic earnings per common share are calculated on net income using the weighted average number of shares outstanding during the financial period. The Company's convertible subordinated debentures are considered to be anti-dilutive for purposes of earnings per share calculations.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEET

(thousands of United States dollars, CDN GAAP basis)

	As at December 31,
	2003	2002
ASSETS
Current
Cash and cash equivalents	$110,365	$152,934
Metals awaiting settlement (note 1)	34,570	29,749
Income and mining taxes recoverable	7,539	2,900
Inventories:
Ore stockpiles	6,557	—
In-process	1,346	5,917
Supplies	6,276	4,703
Prepaid expenses and other (note 2(a))	8,187	7,576

Total current assets	174,840	203,779
Other assets (notes 2(b) and 11)	12,309	8,951
Future income and mining tax assets (note 8)	42,863	22,929
Mining properties (note 3)	401,744	356,409

	$631,756	$592,068

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$29,915	$15,246
Dividends payable	3,327	3,013
Income and mining taxes payable	—	954
Interest payable	3,161	1,873

Total current liabilities	36,403	21,086

Long-term debt (note 4)	—	—

Reclamation provision and other liabilities (note 5)	12,298	4,314

Future income and mining tax liabilities (note 8)	41,302	23,819

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 84,469,804 (2002 — 83,636,861)	450,945	441,363
Convertible subordinated debentures (note 4(a))	95,057	91,465
Other paid-in capital (note 4(a))	55,028	55,028
Warrants (note 6(c))	15,732	15,732
Contributed surplus	5,560	5,560
Deficit	(80,569)	(66,299)

Total shareholders' equity	541,753	542,849

	$631,756	$592,068

On behalf of the Board:

Sean Boyd C.A., Director	Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,
	2003	2002	2001
REVENUES
Revenues from mining operations	$126,820	$107,781	$93,677
Interest and sundry income	2,429	2,038	1,784

	129,249	109,819	95,461
COSTS AND EXPENSES
Production (note 3)	105,654	76,926	65,789
Exploration and corporate development (note 3)	5,975	3,766	6,391
Equity loss in junior exploration company	1,626	—	—
Amortization	17,504	12,606	10,679
General and administrative	7,121	5,781	4,461
Capital tax	1,240	829	1,551
Interest (note 4)	2,179	1,984	14,618
Foreign currency gain	(56)	(974)	(336)

Income (loss) before the undernoted	(11,994)	8,901	(7,692)
Gain on settlement of senior convertible notes (note 4(a))	—	6,184	—
Dilution gain on issuance of shares by subsidiary	4,499	—	—

Income (loss) before income, mining and federal capital tax	(7,495)	15,085	(7,692)
Federal capital tax	1,090	949	723
Income and mining tax expense (recovery) (note 8)	(1,123)	939	(760)

Net income (loss) for the year	$(7,462)	$13,197	$(7,655)

Net income (loss) per share — basic and diluted (note 6(d))	$(0.17)	$0.07	$(0.12)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF DEFICIT

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,
	2003	2002	2001
Deficit
Balance, beginning of year (as reported)	$(66,299)	$(58,490)	$(38,639)
Change in accounting policy with respect to foreign currency translation	—	—	(5,345)

Balance, beginning of year (as adjusted)	(66,299)	(58,490)	(43,984)
Net income (loss) for the year	(7,462)	13,197	(7,655)

	(73,761)	(45,293)	(51,639)
Dividends declared (2002 — US$0.03 per share;
2001 — US$0.02 per share)	(2,534)	(2,509)	(1,354)
Interest on convertible subordinated debentures, net of tax	(4,003)	(7,847)	—
Financing costs	—	(5,321)	—
Share and warrant issue costs	(271)	(9,162)	(5,497)
Gain on settlement of senior convertible notes (note 4(a))	—	3,833	—

Balance, end of year	$(80,569)	$(66,299)	$(58,490)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,
	2003	2002	2001
Operating activities
Net income (loss) for the year	$(7,462)	$13,197	$(7,655)
Add (deduct) items not affecting cash from operating activities:
Amortization	17,504	12,606	10,679
Future income and mining tax provisions	1,414	1,300	1,441
Gain on settlement of senior convertible notes	—	(6,184)	—
Unrealized gain on derivative instruments	(2,693)	—	—
Dilution gain on issuance of shares by subsidiary	(4,499)	—	—
Amortization of deferred financing costs, reclamation and other	327	213	7,894

	4,591	21,132	12,359
Premiums received (paid) on metals, interest rates and foreign currency option contracts	—	(56)	73
Changes in non-cash working capital balances
Metals awaiting settlement	(4,821)	(8,740)	(5,774)
Inventories	(3,559)	(1,546)	(2,553)
Prepaid expenses and other	447	(15)	(154)
Accounts payable and accrued liabilities	17,414	8,328	(7,765)
Income and mining taxes recoverable and payable	(4,639)	(2,549)	429
Interest payable	1,288	(179)	(794)

Cash flows provided by (used in) operating activities	10,721	16,375	(4,179)

Investing activities
Additions to mining properties	(42,038)	(64,836)	(36,278)
Additions to investments and other	(10,438)	(1,773)	(278)

Cash flows used in investing activities	(52,476)	(66,609)	(36,556)

Financing activities
Dividends paid	(2,431)	(1,344)	(1,114)
Common shares issued	8,141	193,784	87,704
Interest on convertible subordinated debentures charged to deficit	(6,468)	—	—
Warrants issued	—	15,732	—
Share and warrant issue costs	(271)	(9,162)	(5,497)
Proceeds from long-term debt (note 4(a))	—	143,750	37,500
Financing costs	—	(8,529)	(2,828)
Repayment of senior convertible notes (note 4(a))	—	(122,169)	(75,000)
Bank debt	—	(30,000)
Resale of the Company's own shares by a subsidiary company and other	—	—	7,802

Cash flows provided by (used in) financing activities	(1,029)	182,062	48,567

Effect of exchange rate changes on cash and cash equivalents	215	(74)	(558)

Net increase (decrease) in cash and cash equivalents during the year	(42,569)	131,754	7,274
Cash and cash equivalents, beginning of year	152,934	21,180	13,906

Cash and cash equivalents, end of year	$110,365	$152,934	$21,180

See notes 4, 8 and 10 for supplemental cash flow information

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP basis)
December 31, 2003

1.     METALS AWAITING SETTLEMENT

	2003	2002
Precious metals	$1,327	$2,856
Concentrates awaiting settlement	33,243	26,893

	$34,570	$29,749

  In 2003, precious metals (gold and silver) accounted for 83.7% (2002 — 87.7%; 2001 — 79.8%) of Agnico-Eagle's revenues from mining operations. Other net byproduct revenues in 2003 consisted of 11.2% zinc (2002 — 12.3%; 2001 — 20.2%) and 5.1% copper (2002 — nil; 2001 — nil).

2.     OTHER ASSETS

        (a)   Prepaid expenses and other

	2003	2002
Marketable securities — market value $4,426 (2002 — $3,886)	$2,250	$2,328
Prepaid expenses	1,269	824
Loans receivable	540	465
Federal and provincial sales taxes recoverable	3,499	3,716
Other	629	243

	$8,187	$7,576

        (b)   Other assets

	2003	2002
Premiums paid on metals and interest rate option contracts	5,352	4,413
Deferred financing costs, net of accumulated amortization of $1,257 (2002 — $622)	3,823	4,003
Loan to Sudbury Contact Mines Limited	2,739	—
Other	395	535

	$12,309	$8,951

3.     MINING PROPERTIES

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$66,596	$10,289	$56,307	$45,706	$8,335	$37,371
Plant and equipment	260,752	62,426	198,326	239,397	54,608	184,789
Mine development costs	181,661	34,550	147,111	161,067	26,818	134,249

	$509,009	$107,265	$401,744	$446,170	$89,761	$356,409

  Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

  The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2003, the Company made NPI royalty payments of $8.9 million (2002 — $12.0 million; 2001 — $5.4 million).

4.     LONG-TERM DEBT

        (a)   Convertible subordinated debentures

    On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate stated amount at maturity of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million and other issue costs of $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

    The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principal and interest payments, at the time of issuance of $88.8 million, is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to deficit as incurred, but are included as a component of the Company's net income (loss) for purposes of calculating income (loss) per share.

    On February 18, 2002, the Company's January 27, 2004 senior convertible notes were called for redemption. This transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in income.

        (b)   Revolving credit facility

    The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and 2002, the Facility was completely undrawn.

    For the year ended December 31, 2003, interest expense was $2.2 million (2002 — $2.0 million; 2001 — $12.9 million) of which cash payments were $1.5 million (2002 — $24.4 million; 2001 — $10.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2003, cash interest on the Facility was nil (2002 — $1.3 million; 2001 — $9.1 million) and cash standby fees on the Facility were $1.2 million (2002 — $1.0 million; 2001 — $1.0 million). In 2003, cash interest on the Facility of nil (2002 — $2.3 million; 2001 — nil) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2003 was 6.4% (2002 — 7.6%; 2001 — 6.1%).

    In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants. Given that the Facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003.

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2003	2002
Reclamation and closure costs (note a)	$9,279	$2,066
Pension benefits (note b)	3,019	2,248

	$12,298	$4,314

        (a)   Reclamation and closure costs

    Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $17.0 million and $2.7 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

        (b)   Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico- Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31, 2002 and projected to December 31, 2003. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2003 and is projected to December 31, 2003. The components of Agnico-Eagle's defined benefit expense are as follows:

	2003	2002	2001
Service cost — benefits earned during the year	$263	$210	$194
Actuarial losses	26	—	—
Interest cost on projected benefit obligation	419	348	312
Return on plan assets	(127)	(125)	(162)
Amortization of net transition asset, past service liability and net experience gains	58	(138)	52

Net pension plan expense	$639	$295	$396

    Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2003 was $1.4 million (2002 — $1.1 million; 2001 — $0.8 million).

    Assets of the defined benefit employees' pension plan ("Employees plan") are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 65% to equity securities, 34% to fixed income securities, and 1% to cash and short-term investments. The Employees plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

    Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive income for this plan in 2003 or 2002.

    Assets for the executives' retirement plan ("Executives plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

    The funded status of the Employees and the Executives plans for 2003 and 2002 are as follows:

	2003		2002
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$1,576	$200	$1,704	$176
Agnico-Eagle's contribution	—	56	—	44
Actual return on plan assets	321	—	(31)	—
Benefit payments	(132)	(28)	(111)	(22)
Effect of exchange rate changes	367	47	14	2

Fair value of plan assets, end of year	$2,132	$275	$1,576	$200

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$1,468	$4,081	$1,439	$3,241
Service costs	—	263	—	210
Interest costs	101	318	95	253
Actuarial losses	35	188	34	377
Benefit payments	(132)	(28)	(111)	(22)
Plan amendments	(29)	92	—	—
Effect of exchange rate changes	325	979	11	22

Projected benefit obligation, end of year	$1,768	$5,893	$1,468	$4,081

Excess (deficiency) of plan assets over projected benefit obligation	$364	$(5,618)	$108	$(3,881)

Comprised of:
Unamortized transition asset (liability)	$839	$(2,000)	$823	$(1,568)
Unamortized net experience loss	(167)	(599)	(324)	(242)
Accrued liabilities	(308)	(3,019)	(391)	(2,071)

	$364	$(5,618)	$108	$(3,881)

Discount rate (note(i))	6.50%	6.50%	6.50%	6.50%
Rate of return	7.50%	n.a.	7.50%	n.a.%
Rate of salary increase	n.a.	3.0%	n.a.	3.0%
Estimated average remaining service life for the plan (in years)	5	8 (ii)	8	9 (ii)

    Notes:

    (i)
    Discount rates used for the Executives plan are after-tax rates.
    (ii)
    Estimated average remaining service life for the Executives plan was developed for individual senior officers.

6.     SHAREHOLDERS' EQUITY

        (a)   Common Shares

	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	83,636,861	$441,363	67,722,853	$247,965	56,139,480	$158,252
Shares issued under stock options (note 7(a))	229,100	1,636	1,927,500	14,580	426,100	2,100
Shares issued under the Share Purchase Plan (note 7(b))	217,855	2,605	138,747	2,061	209,826	1,783
Shares issued under flow-through share private placements (note 6(b))	255,768	3,816	40,161	641	200,000	2,513
Shares issued by public offering, net of share issue costs (note 6(c))	—	—	13,800,000	175,998	10,350,000	81,368
Shares issued on the conversion of the Company's senior convertible notes	—	—	4,460	80	6,691	113
Shares issued to acquire Mentor	—	—	—	—	369,348	1,719
Shares issued for acquisitions (note 10)	125,612	1,466	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	3,140	38	21,408	117

Common shares issued, end of year	84,469,804	$450,945	83,636,861	$441,363	67,722,853	$247,965

Weighted average number of shares outstanding	83,889,115		70,821,081		61,333,630

    The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

    The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

    In 2003 the Company declared dividends on its common shares of $0.03 per share (2002 — $0.03 per share; 2001 — $0.02 per share). Under the terms of the Company's Facility, the Company's dividend payments were restricted to an aggregate of $16.0 million per year.

        (b)   Flow-through share private placements

    In 2003, Agnico-Eagle issued 255,768 (2002 — 40,161; 2001 — 200,000) common shares under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5 million) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 and 2004 exploration activities. In 2003, the Company renounced to its investors C$5.3 million (2002 — C$1.0 million; 2001 — C$4.0 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur $3.5 million of exploration expenditures in 2004 related to the expenditures renounced in 2003.

        (c)   Public offering

    In 2002, Agnico-Eagle issued 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus document. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants were exercised, the Company would issue an additional 6,900,000 common shares.

    In 2001, Agnico-Eagle issued 10,350,000 common shares at C$10.75 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.2 million (no related income tax effect).

        (d)   Net income (loss) per share

    For the purposes of calculating earnings per share, the Company uses net income (loss) after deducting interest charges on the Company's 2012 convertible subordinated debentures. The 2012 convertible subordinated debentures issued in 2002 are presented, in their entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income (loss) per financial statements to the net income (loss) used in computing net income (loss) per share.

	2003	2002
Net loss per financial statements	$(7,462)	$13,197
Less: Interest on 2012 convertible subordinated debentures charged directly to deficit	(6,468)	(7,846)

Net income (loss) used in the computation of net income (loss) per share	$(13,930)	$5,351

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

	2003	2002	2001
Weighted average number of common shares outstanding — basic	83,889,115	70,821,081	61,333,630
Add: Dilutive impact of employee stock options	—	810,182	—

Weighted average number of common shares outstanding — diluted	83,889,115	71,631,263	61,333,630

    In 2003, the employee stock options, convertible debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted weighted average number of common shares outstanding. In 2001, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding.

        (e)   Maximum number of common shares

    The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at December 31, 2003 were exercised or converted:

Common shares outstanding at Decmber 31, 2003	84,469,804
Convertible debentures (based on debenture holders option)	10,267,919
Employee stock options	2,845,150
Warrants	6,900,000

104,482,873

7.     STOCK BASED COMPENSATION

        (a)   Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

    Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal instalments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	3,060,350	C$14.47	3,660,200	C$12.04	3,895,050	C$11.73
Granted	40,000	18.49	1,358,500	17.07	191,250	9.49
Exercised	(229,100)	10.23	(1,927,500)	11.82	(426,100)	8.31
Cancelled	(26,100)	16.01	(30,850)	12.06	—	—

Outstanding, end of year	2,845,150	C$14.85	3,060,350	C$14.47	3,660,200	C$12.04

Options exercisable at end of year	2,697,950		2,682,500		3,049,300

    The weighted average grant-date fair value of options granted in 2003 was C$3.33. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 — C$9.30	242,800	5.1 years	C$8.12	236,500	C$8.09
C$10.20 — C$15.75	801,200	5.9 years	C$10.54	689,300	C$10.57
C$15.93 — C$19.94	1,545,650	2.1 years	C$16.85	1,543,650	C$16.85
C$21.72 — C$25.60	255,500	3.2 years	C$22.66	228,500	C$22.75

C$6.55 — C$25.60	2,845,150	3.5 years	C$14.85	2,697,950	C$14.98

    The Company has reserved for issuance 2,845,150 common shares in the event that these options are exercised.

    The number of un-optioned shares available for granting of options as at December 31, 2003, 2002 and 2001 was 759,910, 789,910 and 2,117,560, respectively.

    In 2003, the Company prospectively adopted the fair value recognition provisions of Section 3870. Prior to 2003, the fair value recognition provisions were not applied and this resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003, 2002 and 2001 as if the Company had applied the fair value recognition provisions of Section 3870 to account for all its stock option grants. The 2003 pro-forma compensation expense includes option grants made prior to the adoption of fair value recognition provisions of Section 3870 which vest in the current year.

	2003	2002	2001
Net income (loss) for the year, as reported	$(7,462)	$13,197	$(7,655)
Add: Stock-based employee compensation included in reported net income (loss)	95	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(263)	(2,621)	(624)

Pro forma net income (loss)	$(7,630)	$10,576	$(8,279)

Net income (loss) per share:
Basic and diluted, as reported	$(0.17)	$0.07	$(0.12)

Basic and diluted, pro-forma	$(0.17)	$0.04	$(0.13)

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	2.9%	2.6%	5.5%
Expected life of options (in years)	2.5	2.1	7.5
Expected volatility of Agnico-Eagle's share price	43.5%	36.9%	46.2%
Expected dividend yield	0.25%	0.19%	0.46%

    The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (b)   Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

    Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

    In 2003, 217,855 common shares were issued under the Purchase Plan (2002 — 138,747; 2001 — 209,826) for proceeds of $2.6 million (2002 — $2.1 million; 2001 — $1.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,349,659 common shares (2002 — 1,567,514; 2001 — 206,261) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

    Income and mining tax expense (recovery) is made up of the following components:

	2003	2002	2001
Current recovery
Federal income taxes	$—	$—	$—
Provincial income taxes	—	—	—
Provincial mining duties	(2,537)	(2,779)	(2,201)

	(2,537)	(2,779)	(2,201)

Future provision (recovery)
Federal income taxes	—	943	(697)
Provincial income taxes	—	357	(465)
Provincial mining duties	1,414	2,418	2,603

	1,414	3,718	1,441

	$(1,123)	$939	$(760)

    Mining taxes are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining taxes are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

    Cash income and mining taxes recovered in 2003 was $0.6 million (2002 — $0.8 million; 2001 — $0.6 million).

    The income and mining tax expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002	2001
Combined federal and composite provincial tax rates	(38.3)%	39.9%	(41.3)%
Increase (decrease) in taxes resulting from:
Provincial mining duties	23.1	(2.4)	14.5
Resource allowances	(20.3)	(31.1)	(27.0)
Non-deductible expenses	14.4	2.0	24.6
Non-taxable portion of capital gains	—	(13.8)	—
Temporary differences for which no benefit was recognized	45.7	24.5	—
Unrecognized benefit of non-capital losses	54.7	(12.9)	19.3
Effect of changes in Canadian income tax legislation	(94.3)	—	—

Actual rate as a percentage of pre-tax income/loss	(15.0)%	6.2%	(9.9)%

    Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$55 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$8,188
2005	17,487
2006	6,084
2007	46
2009	8,733
2010	14,883

C$55,421

    Agnico-Eagle has approximately C$372 million of cumulative Canadian exploration and development expenses and $363 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

    As at December 31, 2003 and 2002, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$14,211	$—	$7,552	$—
Mine development costs	19,746	—	14,250	—
Net operating and capital loss carry-forwards	26,022	—	11,126	—
Mining duties	7,071	—	—	—
Other	5,542	—	4,480	2,531
Valuation allowance	(29,729)	—	(14,479)	—

Total non-current	42,863	—	22,929	2,531

Mining duties:
Plant and equipment	440	18,987	360	6,791
Mine development costs	344	23,548	3,869	14,882
Other	—	(1,233)	—	(385)
Valuation allowance	(784)	—	(4,229)	—

Total non-current	—	41,302	—	21,288

Non-current future income and mining tax assets and liabilities	$42,863	$41,302	$22,929	$23,819

    All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2003. At December 31, 2002, asset and liability amounts were translated into US dollars at an exchange rate of $1.58 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde mine capital expenditures and the purchase of the Lapa and Bousquet properties. At January 1, 2003, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $14.5 million. In 2003, the valuation allowance increased by $15.3 million due to the impact of a weaker US dollar and the recognition of a full valuation allowance against current year losses. The change in mining duty tax assets and the respective valuation allowance against those assets decreased by $3.4 million due to the Company no longer consolidating Sudbury Contact.

    In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income tax payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty future income tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

9.     FINANCIAL INSTRUMENTS

  Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle's Risk Management Policy attempts to mitigate the risks associated with fluctuating metals prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight-forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counter-parties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counter-parties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

  Gold put options

  Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes.

  Silver and base metal option contracts

  Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

  As at December 31, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2004	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	136,644	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260

  Subsequent to year end, the Company entered into derivative contracts to eliminate the negative effects of price fluctuations on a portion of its 2004 copper production. The Company purchased put option contracts which hedge 2.9 million pounds of copper production in 2004 and establish a minimum price of $1.04 per pound. The maximum premium payable under these derivative contracts is $0.4 million.

  Foreign currency hedging program

  Agnico-Eagle generates almost all of its revenue in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements.

  At December 31, 2003, Agnico-Eagle's consolidated foreign currency hedging program consisted of the following:

	Expected Maturity
	2004	2005	2006
US$ call options sold
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold
Amount (thousands)	—	$12,000	—
US$/C$ weighted average exchange rate	—	1.3700	—

  Subsequent to year end, the Company entered into forward contracts to hedge additional Canadian dollar expenditures forecasted for 2004. These contracts hedge $10 million at a US$/C$ exchange rate of $1.35. These contracts were entered into at a cost of nil.

  At December 31, 2003, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $6.8 million (2002 — nil). The Company's unrealized gain (loss) on its foreign exchange hedge position at December 31, 2003 was $10.0 million (2002 — $(3.5) million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

  The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments.

	Metals		Foreign Exchange
	2003	2002	2003	2002
Fair value, beginning year	$(26)	$4,633	$(3,477)	$(4,312)
Instruments entered into or settled	1,861	(1,602)	2,807	(473)
Changes in fair value	(1,166)	(3,057)	7,574	1,308

Fair value, end of year	$669	$(26)	$6,904	$(3,477)

  Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $106.6 million (2002 — $144.7 million). The Company's short-term investments have a fixed weighted average interest rate of 0.90% (2002 — 2.29%) for a period of 17 days (2002 — 37 days).

  In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the Executives Plan (2002 — C$11.8 million) for which fees vary up to 2.25% per annum.

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2003. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2003 is $152.4 million (2002 — $178.3 million).

10.   ACQUISITIONS

  In the third quarter of 2003, the Company purchased from Barrick Gold Corporation a 100% interest in Barrick's Bousquet property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mine including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle also purchased certain of Barrick's regional exploration properties.

  The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favourable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

  The Company's consolidated financial statements do not include pro-forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

  The following represents the purchase price allocation for the acquisition:

Cash	$3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225

$5,356

Allocation of purchase price:
Buildings and property	$843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,813
Liabilities assumed	(6,262)

$5,356

  Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

11.   RELATED PARTY TRANSACTIONS

  As of December 31, 2003, the total indebtedness of Sudbury Contact to the Company was $2.739 million (2002 — $2.678 million) including accrued interest to December 31, 2003 of nil (2002 — nil).

  Sudbury Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Sudbury Contact as the Company's investment no longer represented a "controlling financial interest".

  The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment in the next year.

  On May 13, 2002, the Company completed a transaction with Sudbury Contact which resulted in the elimination of $25,640,785 of the outstanding amount owed by Sudbury Contact to the Company.

  In addition, the Company provides Sudbury Contact with all of its executives, employees and administrative support at no cost to Sudbury Contact. Two of the seven current directors of Sudbury Contact are also directors of the Company.

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S DISCUSSION AND ANALYSIS
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED FIVE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except as noted)
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEET (thousands of United States dollars, CDN GAAP basis )
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF INCOME (LOSS) (thousands of United States dollars, CDN GAAP basis )
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF DEFICIT (thousands of United States dollars, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS (thousands of United States dollars, CDN GAAP basis )
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands of United States dollars, unless otherwise indicated, CDN GAAP basis) December 31, 2003